Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES 2010 AND 2011 OPERATING OUTLOOK

TORONTO, ONTARIO, January 12, 2010 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced its operating outlook including production, cash costs and capital expenditure guidance for 2010 and 2011.  All amounts are expressed in United States Dollars unless otherwise indicated.

“Our objective has been to create consistency and reliability in our operations with a sustainable production platform of approximately 1.1 million gold equivalent ounces at consistent cash costs,” said Peter Marrone, Yamana’s chairman and chief executive officer. “Our outlook for the next few years maintains that objective.  Going forward, our development stage and exploration projects, in addition to further value enhancing opportunities, will provide Yamana with a superior organic growth profile and value proposition.”

2010 AND 2011 OPERATING OUTLOOK
Production from continuing operations is expected to be in the range of 1,030,000 to 1,145,000 gold equivalent ounces (GEO) in 2010 and 1,045,000 to 1,150,000 GEO in 2011, representing an overall increase of up to 12 percent in production from continuing operations in 2009.  Production from discontinued operations is expected to be approximately 40,000 GEO in the first quarter of 2010, which is not included in the estimated production ranges set forth above. No further production from discontinued operations is expected after the first quarter of 2010.

Estimated gold and copper production on a mine by mine basis for 2010 and 2011 is detailed below.

Gold Production Estimates (GEO)	2010E	2011E
Chapada	140-155,000	135-145,000
El Peñón (GEO)	400-420,000	410-430,000
Gualcamayo	165-180,000	165-180,000
Jacobina	105-125,000	110-130,000
Minera Florida (GEO)	100-125,000	110-130,000
Fazenda Brasileiro	70-85,000	70-85,000
Alumbrera (12.5%)	50-55,000	45-50,000
Total GEO*	1,030-1,145,000	1,045-1,150,000
Copper (lbs) (Chapada)	150 - 160 million	135 - 145 million
* GEO calculations are based on an assumed gold to silver ratio of 55:1 which is a long term historical average. Silver production of approximately 10 million ounces for 2010 and 2011 is treated as a gold equivalent on this basis.

Growth is expected to ramp up substantially in 2012 as four development stage projects including C1 Santa Luz, Mercedes and Minera Florida tailings project, where construction decisions have already been made, in addition to Ernesto/Pau-a-pique, where a feasibility study is pending, are expected to begin production. These four projects are expected to contribute an additional approximately 390,000 GEO annually.  Production in 2012 is expected to be approximately 1.3 million GEO as these projects commence operations and begin to ramp up, with production by the end of 2012 expected to be at a planned annual run rate of approximately 1.5 million GEO, which represents a 46 percent increase in production from 2009.

A summary of expected gold production on a year by year basis is as follows:

Year	Production (GEO)
2010	Approx. 1.1 million
2011	Approx. 1.1 million
2012	Approx. 1.3 million
2013	Approx. 1.5 million

These estimates do not include any additional production from Agua Rica or new discoveries at El Peñón, where updates are expected in the first quarter of 2010, or QDD Lower West, where an update is expected in the second half of 2010.

By-product cash costs(1) from continuing operations (excluding Alumbrera) are expected to be below $200 per GEO in each of 2010 and 2011 based on assumed metal prices set forth below.  Co-product cash costs(1) from continuing operations (excluding Alumbrera) are expected to be in the range of $360 to $400 per GEO in 2010 and $370 to $400 per GEO in 2011.  Co-product cash costs per pound of copper at Chapada are expected to be $1.00 to $1.10 in 2010 and $1.10 to $1.20 in 2011.

Estimated cash costs for gold on a mine by mine basis for 2010 and 2011 are detailed below.

Co-Product Cash Cost Estimates per GEO	2010E	2011E
Chapada	$280-$300	$320-$350
El Peñón (per GEO)	$350-$390	$340-$360
Gualcamayo	$340-$380	$350-$390
Jacobina	$500-$525	$500-$550
Minera Florida (per GEO)	$350-$390	$340-$370
Fazenda Brasileiro	$500-$550	$500-$550
By-product cash costs(2)	Below $200	Below $200

Chapada, Brazil
Production at Chapada is expected to be in the range of 140,000 to 155,000 ounces of gold per year in 2010 and 135,000 to 145,000 ounces of gold in 2011.  Co-product cash costs are expected to be $280 to $300 per ounce in 2010 and $320 to $350 per ounce in 2011. Yamana has begun with plant optimizations scheduled to increase throughput to up to 22 million tonnes per year before 2012.

El Peñón, Chile
Production at El Peñón is expected to be in the range of 400,000 to 420,000 GEO in 2010 with production in the first quarter of 2010 expected to be lower than production in the fourth quarter of 2009, but higher than levels in the first quarter of 2009. Production is anticipated to ramp up quarter over quarter in 2010 similar to the trend in 2009.  Grade is also expected to improve throughout 2010 with a significant increase expected in the fourth quarter of 2010 and into 2011 as the development of Bonanza is completed and begins to contribute to production. Production at El Peñón in 2011 is expected to be 410,000 to 430,000 GEO.

Exploration results to date at Bonanza have been better than expected and continuing exploration efforts in 2010 will focus on extending the known deposits, infill drilling to upgrade certain inferred mineral resources, continuing with efforts at new discoveries and a broader regional exploration program.

Cash costs are expected to average between $350 and $390 per GEO in 2010. Cash costs are expected to be higher in the first quarter of 2010 and to decline throughout the year as production ramps up.

In the fourth quarter of 2009, the Company began a transition to owner-mining at El Peñón.  This is expected to modestly impact production and cash costs in the fourth quarter of 2009 and the first quarter of 2010 as the transition to owner-mining is completed.  Cash costs and production are then expected to improve going forward.

Yamana had contemplated transitioning to owner-mining for some time as all other mines operated by Yamana are owner-mined.  Cash costs are expected to decline substantially in the fourth quarter of 2010 and cash costs in 2011 are expected to average between $340 and $360 per GEO as Bonanza begins to contribute to production and the longer term benefits of owner-mining are realized.

Gualcamayo, Argentina
Production at Gualcamayo is expected to be in the range of 165,000 to 180,000 ounces of gold in each of 2010 and 2011.  Going forward, the Company believes sustainable production at Gualcamayo will be approximately 180,000 ounces.  Production in 2010 and 2011 is expected to come solely from the main QDD open pit deposit. Further production increases are expected to come from Yamana’s continued plans to increase throughput to 1,500 tonnes per hour and processing ore from AIM and QDD Lower West.  The expansion to 1,500 tonnes per hour is planned to be completed by the end of 2010.

Metallurgical testwork continues at the AIM deposit to create more reliability and certainty in the ore metallurgy.  In addition, QDD Lower West feasibility study results are expected in the second half of 2010.

The Company is currently also conducting metallurgical testwork at Salamanca, which is the newest discovery at Gualcamayo.  Positive drill results in 2009 support Yamana’s view that Salamanca may represent an important source of further gold ounces for Gualcamayo. Drilling continues in 2010 with the objective of providing a mineral resource estimate for Salamanca in the first half of 2010.

Cash costs at Gualcamayo are expected to be in the range of $340 to $380 per ounce in 2010 and $350 and $390 per ounce in 2011.

Jacobina, Brazil
Production at Jacobina is expected to be in the range of 105,000 to 125,000 ounces of gold in 2010 increasing to 110,000 to 130,000 ounces in 2011. Yamana expects to process ore at 6,000 tonnes per day in 2010 consistent with the fourth quarter of 2009 and at the increased rate of 6,200 tonnes per day by early 2011.  Yamana continues with drilling to increase certainty of grade and better layout of the drilling stopes.

The Company remains focused on improving dilution and recovery as well as exploring, discovering and developing higher grade areas including Canavieiras.  Jacobina will have a period of lower grades in 2010 and 2011 as compared to 2009.  Production in these years is expected to come mostly from Joao Belo with modest contributions from Basal.

(1) Co-product and by-product cash costs are non-GAAP measures.  A definition is provided at the end of this press release.
(2) Excluding cash cost estimates from Alumbrera

Positive drill results continue to confirm the high grade at Canavieiras and the significant sample results at Moro do Vento show the potential for new inferred mineral resource ounces.

Exploration upside is in areas with grade higher than the current mine grade.  With the new discovery of Serra da Lagartixa in 2009, exploration efforts in 2010 will be focused on near mine drilling in this target and more aggressively pursuing higher grade areas of mineralization for future mining.

Cash costs in 2010 are expected to be $500 to $525 per ounce of gold and $500 to $550 per ounce of gold in 2011.

Minera Florida, Chile
Production at Minera Florida is expected to be in the range of 100,000 to 125,000 GEO in 2010, an increase of up to 35% from 2009 production levels reflecting the first full year of production following the expansion.  Production in 2011 is expected to be 110,000 to 130,000 GEO. Cash costs are expected to be $350 to $390 per GEO in 2010 and $340 to $370 per GEO in 2011.

Fazenda Brasileiro, Brazil
Production at Fazenda Brasileiro is expected to be 70,000 to 85,000 ounces of gold for each of 2010 and 2011.  Cash costs are expected to be $500 to $550 per ounce for each of 2010 and 2011.  As Fazenda Brasileiro reaches the end of its known mine life based on mineral reserves, exploration efforts continue to focus on two newly discovered areas, CLX2 and Lagoa do Gato, which Yamana believes represent significant potential to increase the mine life. Yamana’s exploration focus at Fazenda Brasileiro has been the replacement of mineral reserves and mineral resources and the Company intends to continue these efforts to meaningfully increase mineral reserves and mineral resources in these new areas.

FULLY FUNDED GROWTH
Capital expenditures for 2010 and 2011 are expected to be approximately $515 million and $455 million, respectively. This includes sustaining capital expenditures of $230 million in 2010 which includes the purchase of machinery and equipment as Yamana transitions to owner-mining at El Peñón (representing approximately $60 million).  Sustaining capital expenditures in 2011 are expected to be $155 million.   The majority of the expansionary capital costs for the two years are allocated to the development of Yamana’s growth projects, C1 Santa Luz, Mercedes, the Minera Florida tailings project and Ernesto/Pau-a-pique (feasibility study to follow in January 2010), all of which are expected to begin production in 2012.

With approximately $600 million of available cash and immediate and undrawn credit available in addition to expected robust cash flow, Yamana is fully funded for its growth.

Yamana continues to focus on exploration with an exploration budget in 2010 of between $75 to $80 million (approximately half of which is capitalized).  Yamana’s 2010 exploration program will focus on increasing mineral reserves and mineral resources while continuing with its near-mine exploration program and its efforts to look for new opportunities and on the ground purchases elsewhere in the Americas. The Company is focused on developing its future based on its exploration successes and organic growth.

(1) Co-product and by-product cash costs are non-GAAP measures.  A definition is provided at the end of this press release.
(2) Excluding cash cost estimates from Alumbrera

ASSUMPTIONS
Assumptions for metal prices and exchange rates are as follows:

	2010	2011
Gold (US$/oz)	1,050	1,050
Silver (US$/oz)	18.80	18.80
Copper (US$/lb)	2.75	2.75
Zinc (US$/lb)	1.00	1.00
BRL Real/US$	1.80	1.80
ARG Peso/US$	4.00	4.25
CLP Peso/US$	500	500

FOURTH QUARTER AND 2009 OPERATIONAL UPDATE
Yamana provided the following operational update for the fourth quarter and full year of 2009.  Total production during the fourth quarter of 2009 continued to increase to a record level of approximately 325,300 GEO of which approximately 289,600 GEO was from continuing operations, representing an increase of eight percent from the third quarter of 2009.  Production at Gualcamayo continued to ramp up  to 59,000 ounces in the fourth quarter of 2009 and continues to meet and exceed expectations. At El Peñón, Yamana has undergone a transition to owner-mining in the quarter, which will modestly and temporarily cause a decrease in production and increase in costs affecting the fourth quarter of 2009 and the first quarter of 2010. Production in December at El Peñón with the completion of the plant upgrade, although during this owner-mining transition period, was in excess of 44,000 GEO and over 109,000 GEO for the quarter.  For the full year-ended December 31, 2009, total production for Yamana was approximately 1,201,200 GEO, of which approximately 1,026,000 GEO was from continuing operations.

Production on a mine by mine basis for the fourth quarter of 2009 and for the full year is summarized in detail below:

Production (GEO)	Q4 2009	2009
Chapada	42,200	156,200
El Peñón (GEO)	109,900	394,400
Gualcamayo	59,000	143,400
Jacobina	24,800	110,500
Minera Florida (GEO)	24,700	92,400
Fazenda Brasileiro	17,500	76,400
Alumbrera (12.5%)	11,500	52,700
Total Production from Continuing Operations	289,600	1,026,000
Discontinued Operations	35,700	175,200
Total Production	325,300	1,201,200

In the fourth quarter of 2009 and for the full year of 2009, every ounce of gold from continuing operations (excluding Alumbrera) was produced at below $100 per GEO and below $190 per GEO, respectively, after by-product credits, realizing a significant margin to the gold price.  Cash costs on a co-product basis from continuing operations (excluding Alumbrera) for the fourth quarter of 2009 and for the full year of 2009 were $360 per GEO, in line with original guidance of $345 to $375 per GEO.

(1) Co-product and by-product cash costs are non-GAAP measures.  A definition is provided at the end of this press release.
(2) Excluding cash cost estimates from Alumbrera

FINANCIAL RESULTS
Yamana will release its full fourth quarter financial results including mineral reserve and mineral resource data after the close of business on March 3, 2010.  A conference call will follow on March 4, 2010 at 11:00 a.m. Eastern Time.

Conference Call Information:

Toll Free (North America):	1-888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode: 46908469
Replay Call:	416-849-0833, Passcode: 46908469

The conference call replay will be available from 2:00 p.m. Eastern Time on March 4, 2009 until 11:59 p.m. Eastern Time on March 18, 2009.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

Upcoming Events
This press release is a part of a series of announcements and will be followed by results from the Ernesto/Pau-a-pique feasibility study and an update on Agua Rica.  The following summarizes the upcoming events:
•	Ernesto/Pau-a-pique feasibility study: January 2010
•	Update on Agua Rica: Q1 2010
•	Update on El Peñón exploration: Q1 2010
•	Update to Yamana’s mineral reserves and mineral resources: Q1 2010
•	Pilar feasibility study: mid-2010
•	Caiamar mineral resource estimate: mid-2010
•	Salamanca mineral resource estimate: H1-2010

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

For additional information, contact:
Letitia Wong
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com

MEDIA CONTACT:

Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

(1) Co-product and by-product cash costs are non-GAAP measures.  A definition is provided at the end of this press release.
(2) Excluding cash cost estimates from Alumbrera

NON-GAAP MEASURES
The Company believes that in addition to conventional measures prepared in accordance with Canadian GAAP, the Company and certain investors and analysts use certain other non-GAAP financial measures to evaluate the Company’s performance including its ability to generate cash flow and profits from its operations. The Company has included certain non-GAAP measures including “By-product cash costs per gold equivalent ounce” and “Co-product cash costs per gold equivalent ounce” throughout this document. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (copper and gold) based on an estimated or assumed ratio. Cash costs on a by-product basis are computed by deducting copper by product revenues from the calculation of cash costs of production per GEO. When reference is made to “cash costs” in this document, the Company is referring to co-product cash costs. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation.  Except for statements of historical fact relating to the company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include, but are not limited to, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the exploration and development of new areas and deposits, success of exploration activities, successful transition to owner-mining, permitting timelines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and the Company’s plans and objectives and may not be appropriate for other purposes.

(1) Co-product and by-product cash costs are non-GAAP measures.  A definition is provided at the end of this press release.
(2) Excluding cash cost estimates from Alumbrera